UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 6-K
___________________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 OR 15d-16
of the Securities Exchange Act of 1934

for the Month of May 2022

Commission File Number: 001-40850
___________________________________
Exscientia plc
(Translation of registrant’s name into English)
___________________________________

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OTHER EVENTS

On May 25, 2022, Exscientia plc (the “Company”) issued a press release announcing its first quarter 2022 financial results. The Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.2 and is incorporated by reference herein. The press release is attached as Exhibit 99.3 and is incorporated by reference herein.

The information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File Number 333-260315) and the related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2022 and for the Three Months ended March 31, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months ended March 31, 2022 and 2021
99.3	Press Release, dated May 25, 2022 Exscientia Business Update for First Quarter 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 25th day of May, 2022.

EXSCIENTIA PLC

By:	/s/ Andrew Hopkins
Name:	Andrew Hopkins
Title:	Chief Executive Officer

Exscientia plc

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the three months ended March 31, 2022 and 2021

		March 31,	March 31,
		2022	2021
	Note	£’000	£’000
Revenue	4	6,975	5,283
Cost of Sales		(5,624)	(3,887)
Gross profit		1,351	1,396
Research and development expenses		(23,392)	(4,211)
General administrative expenses		(7,819)	(3,285)
Foreign exchange gains/(losses)		9,673	(126)
Other income	5	1,433	443
Operating loss	6	(18,754)	(5,783)
Finance income		73	2
Finance expenses		(55)	(30)
Share of loss of joint venture	11	(293)	(375)
Loss before taxation		(19,029)	(6,186)
Income tax benefit	7	3,537	717
Loss for the period		(15,492)	(5,469)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Foreign currency gain/(loss) on translation of foreign operations		517	(13)
Total other comprehensive income/(loss) for the period, net of tax		517	(13)

Total comprehensive loss for the period		(14,975)	(5,482)

Basic and diluted loss per share (£)	8	(0.31)	(0.18)

The above unaudited condensed consolidated statement of loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Financial Position as at March 31, 2022 and December 31, 2021

		March 31, 2022	December 31, 2021
ASSETS	Note	£’000	£’000
Non-current assets
Goodwill	9	6,072	5,985
Other Intangible assets, net	9	35,705	36,330
Property, plant and equipment, net	10	14,971	8,740
Investment in joint venture	11	139	424
Right-of-use assets, net	12	7,224	5,154
Other receivables		100	100
Investments in financial assets	13	2,145	2,145
Total non-current assets		66,356	58,878
Current assets
Trade receivables		84,087	1,189
Other receivables and contract assets		7,604	6,313
Current tax assets		12,721	11,754
Inventories		384	359
Cash and cash equivalents		547,302	562,173
Total current assets		652,098	581,788
Total assets		718,454	640,666

EQUITY AND LIABILITIES
Capital and reserves
Share capital	14	61	60
Share premium		364,579	364,579
Deferred Shares		3	3
Foreign exchange reserve		(134)	(659)
Share-based payment reserve		15,821	12,930
Fair Value reserve		(199)	(199)
Merger reserve		54,213	54,213
Retained Earnings		118,772	135,886
Total equity attributable to owners of the parent		553,116	566,813

LIABILITIES
Non-current liabilities
Deferred tax liability, net		6,823	7,121
Contract liabilities and other advances	15	83,940	16,359
Loans		301	296
Lease liabilities	12	5,265	3,804
Provisions	16	737	537
Total non-current liabilities		97,066	28,117
Current liabilities
Trade payables		15,969	6,290
Other payables	17	11,402	8,409
Contract Liabilities and other advances	15	39,458	29,962
Lease liabilities	12	1,443	1,075
Total current liabilities		68,272	45,736
Total liabilities		165,338	73,853
Total equity and liabilities		718,454	640,666

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Changes in Equity for the three months ended March 31, 2022 and 2021

	Share capital	Share premium	Deferred Shares	Foreign exchange reserve	Share-based payment reserve	Fair value reserve	Merger Reserve	Retained earnings/ (accumulated losses)	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

As at January 1, 2021	—	89,099	—	(111)	3,589	—	—	(34,054)	58,523

Loss for the period	—	—	—	—	—	—	—	(5,469)	(5,469)
Foreign exchange gain on translation of subsidiaries	—	—	—	(13)	—	—	—	—	(13)
Total comprehensive loss for the period	—	—	—	(13)	—	—	—	(5,469)	(5,482)

Share-based payment charge	—	—	—	—	444	—	—	—	444
Issue of share capital, net of transaction costs	—	21,104	—	—	—	—	—	—	21,104
As at March 31, 2021	—	110,203	—	(124)	4,033	—	—	(39,523)	74,589

As at January 1, 2022	60	364,579	3	(659)	12,930	(199)	54,213	135,886	566,813

Loss for the period	—	—	—	—	—	—	—	(15,492)	(15,492)
Foreign exchange gain on translation of subsidiaries	—	—	—	525	(8)	—	—	—	517
Total comprehensive loss for the period	—	—	—	525	(8)	—	—	(15,492)	(14,975)

Share-based payment charge	—	—	—	—	3,560	—	—	—	3,560
Exercise of share-based payment awards	1	—	—	—	(661)	—	—	(1,622)	(2,282)
As at March 31, 2022	61	364,579	3	(134)	15,821	(199)	54,213	118,772	553,116

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2022 and 2021

		March 31, 2022	March 31, 2021
	Note	£’000	£’000
Operating activities
Loss before tax		(19,029)	(6,186)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Depreciation of right-of-use assets	12	324	156
Depreciation of tangible fixed assets	10	594	232
Amortisation of intangible assets	9	1,133	6
Revenue settled with non-cash consideration		—	(3,349)
Loss recognised from joint venture	11	293	375
Finance income		(73)	(2)
Finance expenses		55	30
R&D tax credits	5	(998)	(242)
Share-based payment charge		3,560	444
Foreign exchange (gain)/loss		(59)	1

Changes in working capital:
(Increase)/decrease in trade receivables		(82,898)	52
Increase in other receivables and contract assets		(1,292)	(860)
Increase/(decrease) in contract liabilities and other advances		77,077	(1,951)
Increase in trade payables		7,507	1,354
Increase in other payables		2,666	961
Increase in inventories		(24)	—

Interest received		73	2
Interest paid		(1)	(1)
Income taxes received		3,172	—
Net cash flows used in operating activities		(7,920)	(8,978)

Investing activities
Purchase of property, plant and equipment		(4,312)	(1,623)
Purchase of intangible assets	9	(2)	(13)
Additional investment in joint venture	11	—	(366)
Net cash flows used in investing activities		(4,314)	(2,002)

Exscientia plc

Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2022 and 2021

		March 31, 2022	March 31, 2021
	Note	£’000	£’000
Financing activities
Proceeds from issue of share capital, net of transactions costs		—	21,104
Cash paid on net settlement of share based payments	19	(2,283)	—
Payments of obligations under lease liabilities		(388)	(169)
Net cash flows from financing activities		(2,671)	20,935
Net (decrease)/increase in cash and cash equivalents		(14,905)	9,955
Exchange gain/(loss) on cash and cash equivalents		34	(5)
Cash and cash equivalents at the beginning of the year		562,173	62,584
Cash and cash equivalents at the end of the period		547,302	72,534

Supplemental disclosure of operating inflow information
Cash flow from collaborations		4,862	158
Amounts invoiced during the period		(85,773)	(125)
Foreign exchange (gains)/losses on trade receivables		(1,987)	19
(Increase)/decrease in trade receivables		(82,898)	52

Supplemental Non-Cash Investing Information
Change in capital expenditures recorded within trade payables		2,172	(457)
Change in capital expenditures recorded within other payables		326	(463)

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
1.General information

These unaudited condensed consolidated financial statements reflect the financial performance and position of Exscientia plc (the ‘Company’) and its subsidiaries (collectively the ‘Group’ or ‘Exscientia’) for the three months ended March 31, 2022.

Exscientia plc is a public company incorporated in England and Wales and has the following wholly owned subsidiaries: Exscientia (UK) Holdings Limited, Exscientia AI Limited, Exscientia Inc., Exscientia Ventures I, Inc., Exscientia Ventures II, Inc., Exscientia KK, Kinetic Discovery Limited and Exscientia GmbH as well as two 50% owned joint ventures: RE Ventures I, LLC (“RE Ventures”) and RE Ventures II, LLC.

The principal activity of the Group is that of the application of artificial intelligence (“AI”) and machine learning (“ML”) to the discovery and design of novel therapeutic compounds. Exscientia’s technology platform combines the best of human and computational capabilities to accelerate the process of designing novel, safe and efficacious compounds for clinical testing in humans.

2.Accounting policies

a)Basis of preparation

These unaudited condensed consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2021 except for the estimation of income tax (see note 7).

The financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2021.

The financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value.

The financial statements and footnotes have been presented in Pounds Sterling (“Sterling”). This is the functional currency of the Company, being the currency of the primary economic environment in which the Company operates, and the presentational currency of the Group. All values are rounded to the nearest thousand pound (“£’000”) except where otherwise indicated.

These unaudited condensed consolidated financial statements were prepared at the request of the Group’s Board of Directors (the “Board”) to meet regulatory and contractual commitments and were approved by the Board on May 17, 2022 and signed on its behalf by Andrew Hopkins, Chief Executive Officer of the Group.

b)Basis of consolidation

These unaudited condensed consolidated Group financial statements consolidate the financial statements of Exscientia plc and all its subsidiary undertakings made up to March 31, 2022.
c)Going concern

As at March 31, 2022, the Group’s net cash and cash equivalents amounted to £547,302,000, with total unrestricted cash amounting to £545,897,000. The Group has incurred significant research and development expenses from the start of the Group’s activities, with net cash outflows related to operating activities amounting to £7,920,000 for the three months ended March 31, 2022 and net cash outflows relating to operating activities of £8,978,000 for the three months ended March 31, 2021. Taking into account the Group’s net cash and cash equivalents as at March 31, 2022 the Board believes that the Group has sufficient financial resources to cover its planned cash outflows for the foreseeable future, being a period of at least twelve months from the date of issuance of these financial statements. As the Group has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the issuance of these financial statements, the Group has prepared these financial statements under the going concern assumption.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
2.Accounting policies (continued)

d)Application of new and revised International Financial Reporting Standards (IFRSs)

There have been no new or revised accounting standards that have had an impact on the condensed consolidated interim financial statements relative to those applied within the consolidated financial statements of the Group for the year ended December 31, 2021. Any new accounting standards implemented were assessed and determined to be either not applicable or did not have a material impact on the interim financial statements or processes.

e)Significant accounting policies

The significant accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2021. There have been no changes to existing accounting policies for the three months ended March 31, 2022.

3.Critical accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as income and expenses in the financial period.

The estimates are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. The significant estimates and judgements made by management in applying the Group’s accounting policies are the same as those applied in the consolidated financial statements for the year ended December 31, 2021.

Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or the period of revision and future periods if this revision affects both current and future periods.

4.Revenue

Revenue recognized during the three months ended March 31, 2022 and 2021 relates to collaboration agreements with Bristol Myers Squibb Company (“BMS”), Celgene Switzerland LLC (“Celgene”) (a company acquired by BMS subsequent to the inception of the collaboration), Bayer AG (“Bayer”), GT Apeiron (“GTA”), Sanofi S.A. (“Sanofi”) and the Group’s joint venture with RallyBio IPB, LLC (“RallyBio”), RE Ventures. The proportion of revenue by customer in each period is as follows:

	March 31, 2022	March 31, 2021
	%	%
BMS (including Celgene)	98	27
GTA	—	65
Bayer	1	4
Sanofi	1	—
Others	—	4
	100	100

Revenue is recognized upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. All revenues during the three months ended March 31, 2022 and 2021 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
4.Revenue (continued)

On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5,000,000. The term extension payment has been treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations in accordance with paragraph 21b of IFRS 15. The remaining element of the transaction price will be recognised as revenue as the performance obligations are satisfied.

During the three months ended March 31, 2021 £3,349,000 was recognised as revenue in relation to a candidate selection milestone achieved in respect of the Group’s collaboration with GTA.

5.Other Income

	three months ended
	March 31, 2022	March 31, 2021
	£’000	£’000
Grant income	435	201
R&D expenditure credits	998	242
	1,433	443

As at March 31, 2022 the Group operated three grants, consisting of a European governmental grant, a grant from the Gates Foundation and a grant from the Austrian Research Promotion Agency (“FFG”). The first two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning.

The maximum amounts receivable under the grants are £1,191,000, £3,098,000 and £2,076,000, respectively, with total amounts received of £248,000, £2,285,000 and £1,308,000 as at March 31, 2022, respectively (December 31, 2021: £248,000, £2,285,000 and £1,087,000, respectively).

6.Operating Loss

Operating loss for the three months ended March 31, 2022 and 2021 has been arrived at after charging/(crediting):

	three months ended
	March 31, 2022	March 31, 2021
	£’000	£’000
Depreciation of tangible fixed assets	594	232
Depreciation of right-of-use assets	324	156
Amortisation of intangible assets	1,133	6
Research and development expenses	23,392	4,211
Foreign exchange (gain)/loss	(9,673)	126
Share-based payment charge	3,560	444

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021

7.Taxation

The Group’s income tax credit is recognised at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted average annual income taxation rate expected for the full financial year, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate in respect of continuing operations for the three months ended March 31, 2022 was 18.59% (2021: 11.60%). The increase in the effective tax rate is attributable to increased research and development tax credits due to an underlying increase in qualifying research and development expenditure.

8.Earnings per share

	three months ended
	March 31, 2022	March 31, 2021
	£	£
Basic and Diluted loss for the period	(15,492,000)	(5,469,000)

	three months ended
	March 31, 2022	March 31, 2021
	Number	Number
Weighted average number of ordinary shares	49,949,280	30,932,700

	three months ended
	March 31, 2022	March 31, 2021
	£	£
Basic and diluted earnings per share (pence per share)	(0.31)	(0.18)

Basic earnings per share (“Earnings per Share”) are calculated in accordance with IAS 33 based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The ordinary shares outstanding used for computation of earnings per share in all periods reflect a share split executed on October 5, 2021 consistent with the principles in IAS 33 paragraph 64, as described in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021.

The Company issues share options to employees, upon the exercise of which ordinary shares are issued. Inclusion of the share options would have an anti-dilutive effect due to the loss incurred during the period, therefore basic and diluted loss per share are the same.

9.Intangible assets and Goodwill

During the three months ended March 31, 2022 the Group acquired assets at a cost of £2,000 relating to computer software. There were no disposals in the period. The amortisation charge for the period of £1,133,000 consisted of £3,000 relating to computer equipment and £1,130,000 relating to acquired intellectual property. The residual movement in the net book value of goodwill and intangible assets relates to the foreign currency translation of assets relating to the Group’s Austrian business. No impairment charge was recognised in the period.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021

10.Property, Plant and Equipment

During the three months ended March 31, 2022, the Group acquired assets at a cost of £6,810,000, of which £3,903,000 related to assets under construction, £238,000 were additions to computer equipment, £172,000 were additions to office furniture and equipment and £2,497,000 were additions to plant and equipment, primarily laboratory equipment. The depreciation charge for the period was £594,000.

During the three months ended March 31, 2022, £1,180,000 was transferred from assets under construction to leasehold improvements which constituted costs relating to the fit-out of premises leased by the Group.

No disposals of property plant and equipment were made during the three months ended March 31, 2022.

11.Investments in joint ventures and joint operations

During the three months ended March 31, 2022, the Group made no additional capital contributions to its joint venture with RallyBio, RE Ventures (three months to March 31, 2021: £366,000).

The Group’s share of the loss incurred by the joint venture during the three months ended March 31, 2022 totalled £293,000 (three months to March 31, 2021: £375,000).

There were no transactions with the Group’s other joint venture with RallyBio, RE Ventures II, LLC, during the three months ended March 31, 2022 (three months to March 31, 2021: £nil).

The Group’s interests in joint operations are disclosed in the consolidated financial statements for the year ended December 31, 2021.

12.Leases

All right-of-use assets relate to leased properties. As at January 1, 2022 the Group had right of use assets relating to six pre-existing lease agreements pertaining to three properties based in the United Kingdom and one in Austria.

On March 25, 2022 the group entered into three lease arrangements in relation to additional space at its pre-existing premises within the Schrödinger Building in Oxford, United Kingdom. Two of the leases expire in September 2033, with a break period in September 2028. The Group has the right, but not the obligation to exit both leases at the end of the break period. The third lease expires in December 2023.

A right-of-use asset of £2,193,000 has been recognised in relation to these leases during the three months ended March 31, 2022.

A right-of-use asset of £200,000 was recognised during the three months ended March 31, 2022 relating to estimated future restoration costs in relation to one of the Group’s pre-existing leases; see note 16 for further details.

The Group entered into two 7 year lease arrangements in relation to laboratory and office space in Vienna, Austria on September 3, 2021, with the lease term commencing on or after October 1, 2022. Total minimum lease commitments of £6,224,000 are payable under these arrangements.

The lease liability contractual maturities as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
	£'000	£'000
Within one year	1,443	1,075
One to five years	5,207	3,811
More than 5 years	794	415
	7,444	5,301

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
13.Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of financial instruments since the last annual financial report.

Nature of financial instruments recognised and measured at fair value

Following the achievement of a development milestone on March 31, 2021, the Group became entitled to receive a number of ordinary shares and preference shares in GTA. These shares represent unlisted equity securities and the Group has taken the election provided within IFRS 9 to recognise fair value gains and losses within Other Comprehensive Income (FVOCI). The Group has established the fair value of this instrument using a discounted cashflow methodology. On July 1, 2021 the rights to a portion of these shares were waived as part of an agreement to enter into a joint arrangement with the Group.

Unobservable market data is available to the Group in the form of a recent arms-length transaction involving equity instruments of the entity in question, and as such the fair value of the Group’s investment was established with reference to that transaction.

Fair value measurements using significant unobservable inputs (level 3)- financial assets at FVOCI

Unlisted equity securities
£’000
Opening balance as at January 1, 2022	2,145
Acquisitions	—
Loss recognised in other comprehensive income	—
Disposal	—
Closing balance as at March 31, 2022	2,145

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at March 31, 2022. There have been no transfers between levels 2 and 3 and changes in valuation techniques during the period.

Other financial instruments

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

14.Share capital

	March 31, 2022	December 31, 2021
	£	£
Issued and fully paid share capital
121,403,014 (2021: 120,886,527) Ordinary shares of £0.0005 each	60,702	60,443
324,121 (2021: 324,121) Deferred shares of £0.01 each	3,241	3,241
	63,943	63,684

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
14.Share capital (continued)

Shares authorised and issued (number)

	December 31, 2021	Exercise of share-based payment awards	March 31, 2022
Ordinary shares	120,886,527	516,487	121,403,014
Deferred shares	324,121	—	324,121
	121,210,648	516,487	121,727,135

A total of 516,487 shares were issued upon the exercise of RSUs during March 2022; see note 19 for further details.

Rights of share classes

Holders of ordinary shares are entitled to one vote per share at a show of hands meeting of the Company and one vote per share on a resolution on a poll taken at a meeting and on a written resolution. The deferred shares convey no voting rights to the shareholders.

15.Contract liabilities and other advances

	March 31, 2022	December 31, 2021
	£’000	£’000
Within one year	39,458	29,962
More than one year	83,940	16,359
	123,398	46,321

A reconciliation of the movement in contract liabilities and other advances is as follows:

	January 01, 2022	Additions	Recognised in the income statement	Foreign exchange	March 31, 2022
	£’000	£’000	£’000	£’000	£’000
Grants	1,889	56	(435)	—	1,510
Revenue generating collaborations	28,946	85,700	(6,975)	3	107,674
Joint operations	15,486	—	(1,272)	—	14,214
Total contract liabilities and other advances	46,321	85,756	(8,682)	3	123,398

Additions to contract liabilities during the three months ended March 31, 2022 include £74,242,000 invoiced to Sanofi relating to the collaboration initiated with that counterparty on January 4, 2022 and £11,434,000 invoiced to BMS comprising a $10,000,000 upfront payment relating to the fifth target in our second collaboration with that counterparty and a $5,000,000 payment relating to the extension of the Group’s first collaboration with BMS as described in note 4.

The Group expects to recognise its contract liabilities relating to revenue generating collaborations over the terms of the related collaborations, the longest of which extends to December 2027. As at December 31, 2021 the Group expected to recognise its contract liabilities relating to revenue generating collaborations over the period to September 2023.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
15.Contract liabilities and other advances (continued)

	January 01, 2021	Additions	Acquired as part of acquisition	Recognised in the income statement	Foreign exchange	December 31, 2021
	£’000	£’000	£’000	£’000	£’000	£’000
Grants	2,336	1,198	114	(1,757)	(2)	1,889
Revenue generating collaborations	7,970	29,186	186	(8,393)	(3)	28,946
Joint operations	—	16,253	—	(767)	—	15,486
Total contract liabilities and other advances	10,306	46,637	300	(10,917)	(5)	46,321

16.Provisions

As at the year ended December 31, 2021 a provision of £537,000 existed in respect of the Group’s obligation to restore alterations made on leased space within one of the groups leasehold properties. The required work is expected to be completed in 2024 and 2028.

During the three month ended March 31, 2022 an additional provision of £200,000 was recognised in respect of the Group’s obligation to restore alterations made during the period on a leased space in another of the Group’s leasehold properties. The required work is expected to be completed in 2026.

17.Other payables

	March 31, 2022	December 31, 2021
	£’000	£’000
Accruals	9,152	5,259
Other payables	952	931
Other taxation and social security	1,298	2,213
Corporation tax	—	6
	11,402	8,409

18.Related party transactions

Following the Group’s IPO on October 5, 2021 the Group has no related parties in accordance with the IAS 24 definition who are not members of the Group. Prior to the completion of the IPO Evotec AG was deemed to be a related party through the significance of their shareholding in Exscientia plc.

During the quarter ended March 31, 2021 the Group had three main arrangements with Evotec AG and its affiliates:

•In March 2016 a joint operation set up for the development of three compounds, with each party originally retaining a 50% ownership of the underlying IP. Evotec AG has invoiced the Group £10,758 during the period from January 1, 2021 to March 31, 2021 in relation to this joint operation, of which £2,000 was outstanding at March 31, 2021. The expenses related to these amounts are recognised within research and development expenses.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
18.Related party transactions (continued)

•As part of this joint operation, Aptuit (Verona) SRL (an affiliate of Evotec AG) has been engaged to carry out the preclinical toxicology and manufacturing work for the lead compound. The entity has invoiced the Group £151,000 during the period from January 1, 2021 to March 31, 2021, of which £nil was outstanding at March 31, 2021. The expenses related to these amounts are recognised within research and development expenses.

•Exscientia AI Limited has a services arrangement with Evotec, pursuant to which it has engaged Evotec as a contract research organisation to help deliver candidate compounds under its collaboration agreement with Celgene Corporation. The entity has invoiced £3,051,000 during the period from January 1, 2021 to March 31, 2021, of which £nil was outstanding at March 31, 2021. The expenses related to these amounts are recognised within cost of sales.

See note 11 for details of the Group’s transactions with joint ventures during the three months ended March 31, 2022.

19.Share based payments

Unless otherwise stated, all amounts disclosed in this note, including the quoted share prices, have been revised to reflect the share split described in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021 as if it had occurred at the beginning of the earliest period presented. Accordingly, the information reported herein may differ from the amounts previously reported.

As part of the corporate reorganization described in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021 any outstanding restricted stock units and share options awarded by Exscientia AI Limited were exchanged for share awards and option grants of Exscientia plc with identical terms and restrictions.

Employee Share Option Scheme

The Group operates four share-based compensation schemes for employees and directors of the Group, which are described below.

Enterprise Management Incentive (“EMI”) Scheme

The EMI is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over ordinary shares and have an exercise price as agreed with HM Revenue and Customs prior to award. The Group ceased to qualify under the EMI rules as of December 24, 2018 and therefore no longer issues options under this scheme.

Company Share Ownership Plan (“CSOP”)

The CSOP scheme is an Approved Option Scheme as defined in UK tax legislation. As a result, employees will not be subject to tax on these options until they are exercised and the underlying shares disposed of, at which point they will be subject to UK Capital Gains Tax at the prevailing rates. Options issued under this scheme are over ordinary shares and have an exercise price as agreed with HM Revenue and Customs prior to award.

Unapproved Share Ownership Plan (“USOP”)

The USOP scheme is an Unapproved Option Scheme as defined in UK tax legislation. USOP options are granted to persons who do not qualify for EMI or CSOP options, such as non-UK employees, consultants or non-executive directors. As a result of the tax status of this scheme, option holders will be subject to tax on these options when they are exercised, at which point they will be subject to Income Tax and, in certain circumstances, National Insurance at the prevailing rates. Options issued under this scheme are over ordinary shares.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
19.Share based payments (continued)

As at March 31, 2022 the Group had the following vested share options outstanding:

Vested outstanding share options	4,144,800
Weighted average exercise price	£0.02

The share-based remuneration expenses relating to employee share options (including clawback shares detailed in note 28 within the consolidated financial statements of the Group for the year ended December 31, 2021) amounted to £3,427,000 during the three months ended March 31, 2022 (three months ended March 31, 2021: £444,000).

No share options were issued during the three months ended March 31, 2022.

Details of the share options are below:

	Number of share options	Weighted average exercise price
Options held as at January 1, 2022	8,265,900	£0.02
Granted	—	£—
Exercised	—	£—
Forfeited	(40,500)	£0.03
Options held as at March 31, 2022	8,225,400	£0.03

Exercisable as at March 31, 2022	4,144,800	£0.02

Share options outstanding as at March 31, 2022 had exercise prices in the range of £0.01 to £0.04 (December 31, 2021: £0.01 to £0.04). The weighted average contractual life for options outstanding as of March 31, 2022 was 7.4 years (December 31, 2021: 7.6 years).
Restricted Stock Unit Plan (“RSU”)

The Group operates a RSU scheme, whereby certain employees and directors receive restricted stock units held over ordinary shares in the Company. These units are non-transferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying shares at the date of grant and are subsequently amortised over the periods during which the restrictions lapse, typically four years. The awards expire on the cessation of the participant’s employment with the Group.

Details of the RSUs in existence during the three months to March 31, 2022 are as follows:

Number of RSUs
RSUs held as at January 01, 2022	931,500
Granted	—
Exercised	(741,600)
RSUs held as at March 31, 2022	189,900

Of the RSUs held as at January 1, 2022, 600,000 had been issued as replacement options for EMI options cancelled during the year ended December 31, 2021. These 600,000 awards were exercised during the three months ended March 31, 2022 via a net settlement arrangement, with 374,887 shares issued and £2,283,000 paid by the Company in order to settle related employee tax obligations. The payment made has been recognised within retained earnings.

Exscientia plc

Notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021
19.Share based payments (continued)

No RSUs were granted in the three months to March 31, 2022.

The share-based remuneration expenses relating to RSUs amounted to £133,000 during the three months ended March 31, 2022 (three months ended March 31, 2021: £nil).

20.Capital Commitments

The Group has capital expenditure contracted for but not recognised as liabilities as at March 31, 2022. The expenditure is as follows:

March 31, 2022
£’000
Leasehold improvements	35
Assets under construction	78
Plant & equipment	8,227
8,340

Gates Foundation private placement commitment

Concurrent with the Company’s IPO on October 5, 2021, the Company completed a private placement to the Gates Foundation as detailed in note 21 of the consolidated financial statements of the Group for the year ended December 31, 2021. Under the terms of the Company’s agreement with the Gates Foundation, the Group is committed to spending $70,000,000 over a four-year period to the research, discovery, and development of small molecule anti-infective therapeutics for future pandemic preparedness, with a specific focus on developing therapeutics that can be applied against multiple species of coronaviridae, influenza, and paramyxoviridae (the “Pandemic Preparedness Program”). The Group had incurred £1,866,000 (December 31, 2021: £793,000) relating to the Pandemic Preparedness Program as at March 31, 2022, with a total outstanding commitment of £51,501,930 (December 31, 2021: £51,069,230).

In the event that the Group is in breach of certain terms within the agreement, the Gates Foundation has the right to sell, or require the Group to buy-back any shareholdings in the Group held by the Foundation at the higher of the public offering price and the market value of the shares at the date of default. Should such a breech occur or should the Company enter bankruptcy the Gates Foundation also has the exclusive right to utilise an exclusive global license granted as part of the agreement in relation to any IP generated by the Group pertaining to the Pandemic Preparedness Program for the benefit of people in certain developing countries. The default conditions are within the control of the Group and the license in question cannot be utilised unless such a default occurs or the Group enters bankruptcy. As such no fair value has been assigned to this license at the inception of the agreement.

21.Ultimate Parent and Controlling Party

Exscientia plc is the ultimate parent company of the Group. There is no ultimate controlling party.

22.Events occurring after the reporting period

On April 21, 2022, the Group entered into five foreign exchange forward contracts in order to exchange US Dollars with a total notional value of $250 million for Pounds Sterling at pre-agreed rates, with all contracts due to mature in June 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, or the Current Report, submitted to the the Securities and Exchange Commission, or the SEC, on May 25, 2022 and our consolidated financial statements and the related notes to those statements included in our Annual Report on Form 20-F filed with the SEC on March 23, 2022, or the Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this Current Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that invoice risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should review the sections in our Annual Report titled Special Note Regarding Forward-Looking Statements” and“Risk Factors” for a discussion of the important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the three months ended March 31, 2022 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2022, which was £1.00 to $1.3152. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through Exscientia Limited, and therefore our historical financial statements previously presented the consolidated results of operations of Exscientia Limited. Following the completion of our initial public offering in October 2021, our consolidated financial statements present the consolidated results of operations of Exscientia Plc.

Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc.

Overview

We are an artificial intelligence-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model, what we call “Shifting the Curve”, by improving the probability of success, time and cost involved with creating new medicines. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates. We have built a complete end-to-end solution of artificial intelligence, or AI, and experimental technologies for target identification, drug candidate design, translational models and patient selection. Our platform has enabled us to design candidate drug molecules that have progressed into clinical trials as well as to provide patients with potentially more applicable drug therapies through AI guided assessment. Our patient-first AI process is comprised of the following four elements:

•Precision Target: deep learning approaches to prioritise projects;
•Precision Design: an extensive platform of AI technologies to design innovative drugs;
•Precision Experiment: tech-enabled precision experimentation to derive better data; and
•Precision Medicine: integrated analysis of patient data to ensure clinical relevance.

Our AI-design capabilities include a wide range of deep-learning and machine-learning algorithms, generative methods, active learning and natural language processing. These methods are used to guide target selection, to
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design the precise molecular architecture of potential drug molecules and to analyse patient tissues to prioritise the molecules that are likely to provide the best response for an individual’s specific tumour.

COVID-19 Business Update

While the COVID-19 pandemic has not materially impacted our business to date, the extent to which the outbreak may impact our business will depend on future developments, which remain uncertain and cannot be predicted with confidence. We will continue to actively monitor the situation related to COVID-19 and may take further actions that alter our business operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other stakeholders.

Business Model

Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. The technology can be applied to small molecule discovery, in any therapeutic indication, in any disease area. Our goal is to expand our range of partnerships and seek out new drug discovery problems to challenge and expand our technology platform. We continue to build in three distinct categories and expect our future development efforts to be balanced among these categories:

Partnered programmes: We provide end-to-end discovery capabilities across a variety of therapeutic areas in exchange for upfront payments, milestones, opt-in payments and royalties on net sales, if a product developed from the partnership is commercialised. We expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We have several collaboration agreements with global pharmaceutical companies, including Bristol Myers Squibb and Sanofi. Revenue associated with these agreements is recognised in accordance with IFRS 15 Revenue from Contracts with Customers, with the associated expenses recognised in cost of sales.

Co-owned programmes: We have a number of co-owned projects with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates. Our co-owned projects are operated through contractual arrangements, or joint operations, with partners such as EQRx, Inc., or EQRx, and Huadong Medicine Co., Ltd, or Huadong, or through distinct legal entities in which we become co-founders alongside our partners, as with our joint venture with RallyBio, LLC, or RallyBio. We will look to continue to grow our portfolio of co-owned programmes by partnering with biopharmaceutical companies with a strong strategic fit.

Wholly owned programmes and majority owned pilot programme: Our wholly owned programmes and majority owned pilot programme focus on oncology, immunology and antivirals. We perform all activities (experimental and AI) from target identification through clinical trials. These programmes include our majority-owned pilot oncology asset, EXS-21546, and our wholly owned future pandemic preparedness portfolio, developed in collaboration with the Bill & Melinda Gates foundation, which added a portfolio of up to five antiviral small molecule therapeutics. We will assess the strategic options available to us during the development of our wholly and majority owned projects and will pursue the commercialisation option which best fits our long-term strategy and capabilities.

Recent Developments

In January 2022, we entered into a Collaboration and Licence Agreement, or the CLA, with Sanofi, pursuant to which we will use our AI-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates. The Group received an upfront payment of $100 million in April 2022 in relation to this collaboration.

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On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months in order to generate additional data including the use of translational capabilities for key targets under the collaboration using the Group’s precision medicine platform, in relation to which the Group received a cash payment of $5 million. The term extension payment has been treated as an addition to the transaction price, in accordance with paragraph 21b of IFRS 15, relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related performance obligations. The remaining element of the transaction price will be recognised as revenue as the performance obligations are satisfied.

On March 22, 2022 , the Group invoiced $10 million following the selection of a fifth target in relation to the second collaboration arrangement with BMS.

On April 21, 2022 the Group entered into five foreign exchange forward contracts in order to exchange US Dollars with a total notional value of $250 million for Pounds Sterling at pre-agreed rates, with all contracts due to mature in June 2022.

Components of Results of Operations

Revenue

We generate revenue broadly from two streams that relate to our principal activities:

•Licensing fees: We receive licensing fees from partnered programmes where we develop intellectual property on behalf of a collaboration partner. These agreements either assign all of the designated intellectual property to the partner from inception or grant an exclusive option to the partner to acquire rights to the future development and commercialisation of the intellectual property. As part of these agreements, we may receive future milestone and royalty payments on achievement of clinical, regulatory and commercial milestones; and

•Service fees: We generate service fees from drug discovery collaboration agreements where we are utilising our proprietary technology to develop novel intellectual property on behalf of the collaboration partner, but do not have any rights to future milestones and royalties as a direct result of the agreement. We also generate service revenues through our Allcyte GmbH entity related to collaboration agreements that existed with Allcyte GmbH at the time of our acquisition, which we expect to discontinue at the earliest commercially viable point.

We have historically received four types of payments within the two revenue streams:

•Upfront payments, which are generally payable on execution of the collaboration agreement or on initiation of a project;
•Research funding (including term extension payments), which is generally payable throughout the collaboration at defined intervals that are set out in the agreement (e.g., quarterly or at the beginning of a specific phase of work) and is intended to fund research (internal and external) to develop the drug compound that is the subject of the collaboration;
•Milestone payments, which are linked to the achievement of events that are defined in the agreement, such as clinical and regulatory milestones; and
•Opt-in payments, which are similar in principle to milestone payments, but are payable when the partner exercises its option to take ownership of the designated intellectual property. These payments only exist where we initially retained ownership of the designated intellectual property.

In addition to the payments described above, we may also receive milestone payments upon the first commercial sale of a product, if and when approved, the amount of which is based on the territory the sale occurs in, and royalties based on worldwide net sales. These amounts have not been included within the transaction price for any contract as of March 31, 2022 and 2021. We have only recognised revenue in respect of non-cancellable, non-
3

refundable payments and achieved milestones due under executed collaboration contracts. Any payments which relate to future milestones or options under the control of our collaboration partners have not been recognised.

Costs of Sales

Costs of sales relate to costs from third-party contract research organisations, or CROs, as well as internal labour and absorbed overhead incurred in relation to collaboration arrangements and drug discovery agreements for third parties which have been designated as contracts with customers in accordance with IFRS 15. External CRO costs are the main driver for our costs of sales, representing 80% and 90% of total costs of sales during the three months ending March 31, 2022 and 2021, respectively. We expect our costs of sales to increase in the future as we commence additional collaboration projects.

Gross Profit

Gross profit represents revenue less costs of sales. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of our drug discovery collaboration activities. For example, the revenue associated with collaboration up-front payments is recognised over time, while certain opt-in and milestone payments are recognised when assessed to be highly probable, which is generally upon achievement. Therefore, we believe that gross profit is not currently a helpful predictor of the future performance of our business.

Research and Development Expenses

Research and development expenses consist of internal and co-owned drug discovery programme costs and costs incurred for the ongoing development of our technology platform. All research and development costs are expensed as incurred due to scientific and technological uncertainty. These costs primarily consist of:

•internal personnel-related expenses, including salaries, benefits, bonuses and stock-based compensation for employees engaged in research and development functions;
•external expenses incurred under agreements with CROs and other consultants involved in our research and development;
•facilities, depreciation and amortisation, insurance and other direct and allocated expenses incurred as a result of research and development activities; and
•costs associated with operating our digital infrastructure, including allocated software, computing capacity costs, and laboratory-related costs, including laboratory equipment depreciation.

All direct external research and development expenditures are tracked on a programme-by-programme basis and consist primarily of fees paid to CROs relating to wholly and jointly operated discovery programmes in the later stages of drug discovery, including lead optimisation, preclinical and clinical studies, and are assigned to the individual programmes. We utilise internal employee time and cost data to allocate internal research and development expenses, such as employee costs, laboratory supplies, facilities, depreciation, or other indirect costs, to specific programmes because these costs are deployed across multiple programmes.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to expand and advance our wholly and jointly operated drug pipeline, invest in our technology platform and hire additional personnel directly involved in such efforts. Drug development generally becomes more costly as programmes advance into later stages, as these trials typically require a higher number of patients enrolled and sites operated. We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future clinical trials of our drug candidates due to the inherently unpredictable nature of drug development. At this time, we cannot reasonably estimate or know the nature or timing of the efforts that will be necessary to complete the development and commercialisation of any drug candidates that we develop from our programmes. As a result, our research and development expenses may vary substantially from period to period. All of our programmes are at an early stage of development, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialisation of our drug candidates and result in a significant change in the costs and timing associated with the development of any of our programmes.
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General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses associated with our executive, legal, finance, human resources, information technology and other administrative functions, including salaries, benefits, bonuses and stock-based compensation. General and administrative expenses also include professional fees (including fees relating to external legal, accounting and consulting services), allocated overhead costs, including depreciation charges associated with our information technology, facilities and other administrative functions.

We expect that our general and administrative expenses will increase for the foreseeable future to support the anticipated growth of our business. In addition, following the completion of our initial public offering in October 2021, or our IPO, we expect to incur additional accounting, audit, legal, regulatory, compliance, director, investor and public relations and insurance expenses associated with operating as a public company.

Other Income

Other income consists of income from grants, tax credits receivable from the United Kingdom’s Research and Development Expenditure Credit Scheme, or RDEC, and Austrian R&D tax credits.

As of March 31, 2022, we had three grants, a European governmental grant, a grant provided by the Bill & Melinda Gates Foundation, or BMGF, and a grant provided by The Austrian Research Promotion Agency, or FFG. The maximum amounts receivable under our current grants are £1.2 million, £3.1 million, and £2.1 million, respectively. The first two grants provide reimbursement for certain personnel, consumables and overhead costs incurred in the performance of research and development activities, while the FFG grant relates to the early stage testing of a drug’s action in solid tumour patient samples with high content microscopy and deep-learning. These grants compensate us for research and development activities and are recognised as other income in the periods in which the expenses are incurred, unless the conditions for receiving the grant are met after the related expenses have been incurred. In each case, the grant is recognised when it becomes receivable.

The other component of other income, RDEC, relates to tax credits receivable in relation to eligible research and development expenditures that are not eligible to be included in the Small and Medium-sized Enterprises research and development tax relief programme, or SME Programme, as discussed below under the section entitled Income Tax Benefit, such as when we receive income from a collaboration partner or grant funding for certain projects. These costs are claimed under the RDEC scheme, which offers a tax credit of up to 13% for qualifying expenditures, with certain subcontracted expenditures receiving an 8.5% tax credit. Under the RDEC regime, qualifying subcontracted costs are limited to those undertaken with certain institutions such as charities, higher education institutes, or scientific research organisations.

Under the RDEC regime, the tax credit is accounted for in our profit before tax under other income, with an associated tax charge recognised at the prevailing rate of corporation tax in the United Kingdom (currently 19%) before total loss for the year. In the future, we may only be able to continue to claim certain research and development tax credits under the RDEC regime, if we no longer qualify as a small or medium-sized company as defined under HM Revenue and Customs criteria.

The group also receives an Austrian Research Premium in relation to eligible research and experimental development expenditures. The research premium is accounted for in our profit before tax under other income at a rate of 14%.

Foreign exchange (gains)/losses

Foreign exchange (gains)/losses arises primarily on the translation of our non-pounds sterling denominated cash and cash equivalents, in addition to outstanding monetary non-pounds sterling financial assets and liabilities, including trade receivables.

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Finance Income

Finance income arises primarily from interest income on cash, cash equivalents and short-term deposits.

Finance Expenses

Finance expenses consist of interest expenses related to lease liabilities as recognised under the accounting standard IFRS 16 ‘Leases’.

Share of Loss of Joint Venture

Share of loss of joint ventures consist of our share of costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio. We incorporated an additional joint venture entity with Rallybio, RE Ventures II, LLC, during the year ended December 31, 2021; however no expenses were incurred by this entity during the quarter ended March 31, 2022.

Income Tax Benefit

Our income tax balance is comprised of research and development tax credits recoverable in the United Kingdom and income tax payable in the United States and Japan. We are subject to corporation taxation in the United Kingdom. Exscientia AI Limited’s wholly owned U.S. subsidiaries, Exscientia, Inc. and Exscientia Ventures I, Inc., are subject to corporation taxation in the United States. Exscientia AI Limited’s wholly owned subsidiary Exscientia KK is subject to corporation taxation in Japan. Exscientia AI Limited’s wholly owned subsidiary Exscientia GmbH is subject to corporation tax in Austria. Due to the nature of our business, we have generated losses since inception. Exscientia, Inc. and Exscientia KK both generate taxable profits due to intercompany transfer pricing arrangements.

As a company that carries out extensive research and development activities, we benefit from the United Kingdom’s small-and-medium enterprises research and development tax credit regime, or SME Programme, and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely consist of employment costs for relevant staff, external workers provided by CROs, and software and consumables used in research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development is eligible for inclusion within the tax credit cash rebate claims. The SME Programme credit is recognised in full in the income tax benefit.

Segmented and Enterprise Wide Information

We manage our operations as a single operating segment for the purposes of assessing performance and making operating decisions. Our focus is on the discovery and development of small molecule drug candidates.

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Results of Operations

Comparison of the Three Months ended March 31, 2022 and 2021

The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Three months ended March 31,
	2022		2021
Revenue	$9,174	£6,975	£5,283
Costs of sales	(7,397)	(5,624)	(3,887)
Gross profit	1,777	1,351	1,396
Research and development expenses	(30,765)	(23,392)	(4,211)
General administrative expenses	(10,284)	(7,819)	(3,285)
Foreign exchange gains/(losses)	12,722	9,673	(126)
Other income	1,885	1,433	443
Operating loss	(24,665)	(18,754)	(5,783)
Finance income	96	73	2
Finance expenses	(72)	(55)	(30)
Share of loss of joint venture	(385)	(293)	(375)
Loss before taxation	(25,026)	(19,029)	(6,186)
Income tax benefit	4,652	3,537	717
Loss for the period	$(20,374)	£(15,492)	£(5,469)

Revenue

The following table presents our revenue for the years indicated (in thousands):

	Three months ended March 31,
	2022		2021
Service fees	$—	£—	£200
Licensing fees - opt-in payments and milestones achieved	—	—	3,349
Licensing fees - upfront payments and research funding (including term extension payments)	9,174	6,975	1,734
Total Revenue	$9,174	£6,975	£5,283

Revenue is recognized upon the satisfaction of performance obligations, which occurs when control of the good or service transfers to the customer. All revenues during the three months ended March 31, 2022, and 2021 relate to obligations discharged over time, and input methods are utilised in order to estimate the extent to which the performance obligations have been satisfied at the end of the reporting period based upon costs incurred, which can be internal or third party in nature.
On March 11, 2022, BMS extended its first collaboration arrangement with the Group by six months to generate additional data on certain programmes, in relation to which the Group received a cash payment of $5 million. This additional data includes leveraging Exscientia’s precision medicine platform for translational data. The term extension payment has been treated as an addition to the transaction price relating to the collaboration’s partially unsatisfied performance obligations relating to the design and development of candidates for collaboration targets, with a cumulative recognition of revenue at that date based upon the progress towards satisfaction of the related
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performance obligations. The remaining element of the transaction price will be recognised as revenue as the performance obligations are satisfied.
During the three months ended March 31, 2021, £3.3 million was recognised as revenue in relation to a candidate selection milestone achieved in respect of our collaboration with GTA.
Costs of Sales
The following table presents our costs of sales for the periods indicated (in thousands):

	Three months ended March 31,
	2022		2021
External CRO costs	$5,902	£4,487	£3,515
Internal labour and overheads	1,495	1,137	372
Total costs of sales	$7,397	£5,624	£3,887

Cost of sales for the three months ended March 31, 2022 were £5.6 million, as compared to £3.9 million for the same period ended March 31, 2021. The increase in cost of sales was primarily due to the expansion of our collaborations with BMS. Our external cost of sales relate to third-party CROs, representing 80% and 90% of total costs of sales during the three months ended March 31, 2022 and 2021, respectively.
Research and Development Expenses
The following table presents our research and development expenses for the periods indicated (in thousands):

	Three months ended March 31,
	2022		2021
EXS-21546	$2,313	£1,759	£(125)
Other research projects	10,643	8,092	1,254
Total external research and development expense	12,956	9,851	1,129
Headcount related expenses	12,786	9,722	1,888
Laboratory consumables and equipment	3,074	2,337	400
Equipment	602	458	189
Software and data	1,728	1,314	503
Other	1,676	1,274	108
Reimbursements from collaboration partners	(2,057)	(1,564)	(6)
Total internal research and development expenses	17,809	13,541	3,082
Total research and development expenses	$30,765	£23,392	£4,211

Due to various collaboration structures, expenditure incurred in relation to research and development activities may be recognised within one of several financial statement captions. The table below shows how these expenses are separated across the accounting categories.

	COGS	R&D	Share of loss on JV	Total
Partnered Programmes	5,624	—	—	5,624
Co-owned	—	2,827	293	3,120
Internal Pipeline and Technology Development	—	20,565	—	20,565
Total	£5,624	£23,392	£293	£29,309
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Research and development expenses for the three months ended March 31, 2022 were £23.4 million, as compared to £4.2 million for the same period ended March 31, 2021. The increase in research and development expenses was in part due to the growth of our wholly and majority owned portfolio as well as our co-owned portfolio, which have resulted in an increase of £8.7 million in external research and development expenditures including costs associated with our Phase 1a study for EXS-21546 that commenced in December 2020. In addition, our research and development headcount costs have increased by £7.8 million to support our portfolio growth and continued technology investments. Associated laboratory, software and data costs have increased in line with the headcount growth.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2022 were £7.8 million, as compared to £3.3 million for the same period ended March 31, 2021. The increase in general and administrative expenses was primarily due to an increase in personnel costs associated with growth in headcount.

Foreign Exchange Gains/(Losses)

Foreign exchange gains/(losses) for the three months ended March 31, 2022 were a gain of £9.7 million, as compared to a loss of £0.1 million for the same period ended March 31, 2021. The gain over the prior period was primarily driven by the strengthening of the U.S. dollars against the pound sterling over the course of the three months ended March 31, 2022, leading to foreign exchange gains relating to the increase in our U.S. dollar denominated cash deposits and trade receivables.

Other Income

Other income for the three months ended March 31, 2022 was £1.4 million, as compared to £0.4 million for the same period ended March 31, 2021. The increase in other income was primarily due to the UK RDEC tax credit.

Net Finance Income/(Expense)

Net finance income/(expense) for the three months ended March 31, 2022 was a net income of £0.02 million, as compared to a net expense of £0.03 million during the same period ended March 31, 2021.

Share of Loss of Joint Venture

Share of loss of joint venture for the three months ended March 31, 2022 were £0.3 million, as compared to £0.4 million for the same period ended March 31, 2021.

Income Tax Benefit

Income tax benefit for the three months ended March 31, 2022 was £3.5 million, as compared to £0.7 million for the same period ended March 31, 2021. Our income tax benefit balance largely consists of research and development tax credits with the increase in benefit due to an underlying increase in qualifying research and development expenditure.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from the commercialisation of drug candidates and we have financed our operations through sales of our ordinary and preferred shares in addition to research funding and
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milestone payments resulting from our Pharma Partnerships. We had cash and cash equivalents of £547.3 million and £562.2 million as of March 31, 2022 and December 31, 2021, respectively.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related personnel expenses, and other operating expenses, including facilities. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our drug candidates through the phases of clinical development.

The following table summarises the primary sources and uses of cash for each period presented (in thousands):

	Three months ended March 31,
	2022		2021
Net cash flows generated used in operating activities	$(10,416)	£(7,920)	£(8,978)
Net cash flows used in investing activities	(5,674)	(4,314)	(2,002)
Net cash generated (used in)/from financing activities	(3,513)	(2,671)	20,934
Net (decrease)/increase in cash and cash equivalents	$(19,603)	£(14,905)	£9,955

Operating Activities

Net cash used in operating activities decreased to £8.0 million for the three months ended March 31, 2022 from net cash used of £9.0 million for the three months ended March 31, 2021. The cash outflows related to increased research and development and administrative activities partially offset by cash receipts from collaborations of £4.9 million, corporation tax receipts of £3.2 million and working capital movements. The increase also related to £2.3 million paid in settlement of employee tax liabilities as part of the net settlement of share based payment award exercises.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2022 was £4.3 million, as compared to net cash used of £2.0 million for the three months ended March 31, 2021. The cash used during the three months ended March 31, 2022 relates primarily to the purchase of property, plant and equipment, whilst the cash used during the three months ended March 31, 2021 also includes an additional £0.4 million investment in the Group’s first joint venture with RallyBio LLC.
Financing Activities

Net cash used in financing activities for the three months ended March 31, 2022 was £2.7 million, as compared to net cash provided of £21.0 million for the three months ended March 31, 2021. The majority of the current period financing cash outflow relates to £2.3 million paid in settlement of employee tax liabilities as part of the net settlement of share based payment award exercises.
Cash inflows during the three months ended March 31, 2021 related to the completion of the Group’s Series C fundraising activities.

Funding Requirements

Since our inception, we have incurred significant losses due to our research and development expenses. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation. In addition, due to our IPO in October 2021, we expect to continue to incur the costs associated with operating as a public company.
We believe that our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditure requirements for the foreseeable future.
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We may need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:

•progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;
•time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;
•time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;
•our ability to successfully commercialise our drug candidates, if approved;
•our ability to have clinical and commercial products successfully manufactured consistent with the regulations of the U.S. Food and Drug Administration, the European Medicines Agency and other applicable regulatory authorities;
•amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;
•sales and marketing costs associated with commercialising our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•terms and timing of any revenue from our existing and future collaborations;
•costs of operating as a public company;
•time and cost necessary to respond to technological, regulatory, political and market developments;
•costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and
•inability of clinical sites to enrol patients as healthcare capacities are required to cope with natural disasters or other health system emergencies, such as the COVID-19 pandemic.

The outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Critical Accounting Policies and Significant Judgements and Estimates

Our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 are prepared in compliance with IAS 34, as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. We describe our significant accounting policies and judgements in Note 2e, “Significant accounting policies” and Note 3 “Critical Accounting estimates and judgements” in our unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021.

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